UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Edgewater Technology, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

280358102

(CUSIP Number)

Frederick DiSanto
C/O Ancora Advisors, LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
(216) 825-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 280358102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ancora Advisors, LLC 33-1099773
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,058,151
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,058,151
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,058,151
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.55%
14.	TYPE OF REPORTING PERSON (see instructions) 00

CUSIP No. 280358102	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frederick DiSanto
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 280358102	13D

Item 1.  Security and Issuer.

This statement relates to the shares of Common Stock of Edgewater Technology, Inc. The address of the issuer is 200 Harvard Mill Square, Suite 210 Wakefield, Massachusetts 01880.

Item 2.  Identity and Background.

This statement is filed on behalf of Ancora Advisors, LLC. Ancora Advisors, LLC is registered as an investment advisor with the SEC under the Investment Advisors Act, as amended. Ancora Advisors, LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Equity Fund, Ancora Special Opportunity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended.

Ancora Advisors, LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP and the Ancora Greater China Fund LP for which it is also the General Partner, and the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

During the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Merlin Partners, AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP, Ancora Greater China Fund LP, Ancora Family of Mutual Funds, Employees of Ancora Advisors, LLC and Owners of Ancora Advisors, LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Item 4.  Purpose of Transaction.

 Ancora sent a letter to the Board of Directors of Edgewater on December 5, 2016. A copy of the letter is attached. ( Exhibit B)

Item 5.  Interest in Securities of the Issuer.

The following list sets forth the aggregate number and percentage (based on 12,377,512 shares of Common Stock outstanding on October 31, 2016) of outstanding shares of Common Stock owned beneficially by the Reporting Persons:

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	0	0.00
Ancora Funds & Partnerships (2)	1,032,151	8.34
Ancora Advisors SMA (3)	26,000	0.21
TOTAL	1,058,151	8.55

(1) These Shares are owned by the owners and employees of Ancora Advisors, LLC.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, Birchwald Partners LP, Ancora Catalyst Fund LP, Pondfield LP and the Ancora Greater China Fund LP for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors. Ancora Advisors does not own these shares directly, but by virtue of Ancora Advisors Investment Management Agreement with the investment clients of Ancora Advisors, each may be deemed to beneficially own Shares by reason of their power to dispose of such Shares. Ancora Advisors disclaims beneficial ownership of such Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: "Relevant Transactions in Shares" in the past 60 days.

Date of Transaction	Buy/Sell	Amount of Security	Price Per Shares
10/5/2016	BUY	1,310	$8.66
10/7/2016	BUY	1,000	$8.47
10/10/2016	BUY	1,834	$8.49
10/13/2016	BUY	100	$8.55
10/14/2016	BUY	2,193	$8.52
10/28/2016	BUY	1,098	$8.37
11/1/2016	BUY	2,500	$8.25
11/2/2016	BUY	931	$8.01
11/9/2016	BUY	1,460	$7.80
11/10/2016	BUY	1,500	$7.82
11/16/2016	BUY	7,016	$7.15
11/18/2016	BUY	10,000	$7.04
11/21/2016	BUY	8,666	$7.16
11/22/2016	BUY	20,100	$7.04
11/23/2016	BUY	5,000	$7.04
11/25/2016	BUY	14,994	$7.06
11/30/2016	BUY	4,500	$6.93
12/1/2016	BUY	3,100	$6.88
12/5/2016	BUY	3,500	$6.91
12/6/2016	BUY	83,930	$6.70

Exhibit B: Letter to Edgewater Technology

December 5, 2016

Sent via email

Edgewater Technology Inc.
200 Harvard Mill Square Suite 210
Wakefield, MA 01880-3209

Edgewater Technology Inc. Board of Directors:

We are writing this letter to request that Edgewater Technology Inc.’s board of directors immediately replace four existing directors (not including the two independent directors added in March 2016) with four Ancora director representatives. As you are undoubtedly aware, Ancora Advisors LLC is one of the Company’s largest shareholders (holding approximately 8.0% of the shares outstanding). By accommodating our request the board can avoid a time consuming (and costly) proxy fight, which would be an unfortunate distraction at a time when the Company needs to move forward in a new direction, with new senior leadership to shepherd a healthy return to maximizing cash flow and focusing on high return on capital opportunities. Additionally, the timing of this letter is important as both CEO Shirley Singleton and CTO David Clancy’s employment agreements expire in December.

We want to be clear that we believe the business unit leadership (including Ms. Ranzal-Knowles and Mr. Russell Smith) and the employees of Edgewater are quite capable and in fact people we want to invest in and help grow. We fully recognize their importance to the success of the Company and will do everything in our power to ensure they are well taken care of and well compensated.  However, we feel that the time has come for a change in senior executive leadership and on the board of directors. The short and long-term underperformance of the Company’s stock, the absurd compensation which is granted senior corporate leadership and (in our view) the poorly managed recent strategic alternatives process are just a few of the factors suggesting a change at the top is needed.

Ancora has attempted for months to work constructively (and privately) with Edgewater CEO Shirley Singleton. To recap:

1.	In June ’16, Ancora requested a seat on the Company’s board of directors so that we could attempt to assist the board in evaluating strategic options. This request was immediately declined without consultation with the board by Shirley.
2.	In October ’16, we communicated with Shirley on multiple occasions to request that Ancora and the Company enter into an NDA arrangement whereby we could better understand the reasons for the lengthy strategic review process and lend our perspective / experience to the process. Upon Shirley’s request the NDA discussion was deferred until after the Company announced earnings on November 2, 2016. Our follow-up discussion was scheduled for November 14th, which the Company pre-empted by terminating the strategic process only hours before our scheduled call.
3.	On November 18th we had a follow-up discussion with Shirley Singleton, Chief Technology Officer David Clancey, and CFO Tim Oakes to request that Shirley deliver a message to the board of directors that Ancora was requesting three board seats in order to avoid a costly proxy fight in 2017. Shirley responded on November 23rd by stating that the board had unanimously voted to reject our request for board representation but was willing to enter into an NDA arrangement to have a more robust dialogue around the business.

We believe at this point a proxy contest is a foregone conclusion as we have exhausted diplomacy with Ms. Singleton. We also believe that we will resoundingly win such a contest. Of course this could be avoided altogether should the board agree to our request for board representation and immediately non-renew the employment agreements of Shirley Singleton and David Clancey. We place the blame for failing to manage Edgewater’s bloated cost structure squarely on their shoulders and encourage the Company to look internally for a replacement for Shirley, where we believe the Company already has several highly qualified/talented professionals to lead Edgewater forward in this new chapter.

We compared Edgewater to a publicly-traded peer group of twenty-eight North American-based IT Consulting companies both in terms of total shareholder return and other key operating metrics. Unlike the Company’s proxy peers (which is less than 50% IT Consulting related), this peer group is all North American publicly-traded IT Consulting companies (excluding only OTC traded stocks).

Edgewater has underperformed its peers and the broader market in four of the five measurement periods in the above table. Even the 5 year return merits an asterisk as Edgewater’s stock had the most room for recovery after collapsing in 2008 more than 2x that of its peers. Despite delivering sub-par returns to the Company’s shareholders, both Shirley and David have been handsomely rewarded by the board. As detailed in the table below, perhaps the most egregious data point in terms of excessive compensation is the fact that over the past fourteen years (Shirley’s tenure as CEO) Shirley and David combined have been cumulatively compensated (including cash, restricted stock, and options) over $17 million, which astoundingly is approximately 90.3% of Edgewater’s cumulative Earnings Before Interest and Tax (“EBIT”) and 172.3% of cumulative Net Income.  These are two professionals who make minimal contributions to driving revenue and client relationships yet somehow took home a staggeringly disproportionate share of the Company’s operating profits.

We view Shirley and David’s excessive compensation (certainly in regards to a pay for performance standard) as symptomatic of Edgewater’s sub-par operating margins, which appears to be the byproduct of SG&A expenses as a percentage of revenues (excluding reimbursements) being more than 50% greater than its consulting peers.

Considering Edgewater’s metrics per employee per dollar of revenue and gross profit are above their peer group the issue may lay in how the Company is allocating costs between cost of goods sold / SG&A vs. its peers. The Company’s consultant utilization rate has declined despite supplementing staff with contractors.

Edgewater supposedly allocates billable consultant expenses to cost of goods/services sold (whether the resource is engaged or not). Regardless of how costs are allocated clearly the bottom-line is that EBIT / EBITDA reveals the diagnosis that Edgewater is significantly less profitable on a per employee basis than its peers. The large compensation arrangements paid to Shirley and David only exacerbate this issue and lead us to the conclusion that the Company needs to take a hard look on how capital is being allocated, how well acquired businesses have been integrated, and focus on the highest ROIC opportunities for Edgewater going forward.

Cost rationalization and maximizing cash flow efforts must be carefully coordinated with the Company’s strategy leaders to ensure the necessary resources are available to drive performance.  This process will result in increased opportunity for Edgewater employees in that compensation (including equity) should be based on actual performance whereby vital contributors and line of business leaders can be appropriately rewarded and aligned with shareholders going forward.  Make no mistake that we view Edgewater’s employees as the lifeblood of the organization and plan to compensate them accordingly.

We earlier made mention of a flawed strategic sale process. We have made numerous calls to our industry contacts, including potential suitors of the Company, and have heard on multiple occasions that the process failed for a multitude of reasons not the least of which is that the board / strategic committee opted to focus on cash-only whole company buyers for a significant portion of the lengthy process and never adequately vetted monetizing the parts. We specifically asked Ms. Singleton and Mr. Clancey multiple times in the same conversation if they “shopped the pieces” or just the whole Company, and they repeatedly stated they had looked at all alternatives (but specifically refused to answer a yes/no question if they really “shopped the parts”). A properly run strategic process would have encompassed all options from the start including parts and the whole, as well as cash and stock as consideration. Had we been allowed to participate in the strategic process as a member of the board we feel highly confident the outcome would have been quite different.

Although we cannot turn back time to correct these mistakes we can avoid making others in the future including the renewal of Shirley and David’s employment agreements.  These agreements should be allowed to expire and the Company move forward with new senior leaders. We believe it is highly likely that new senior leadership will be sourced from within the company. This should allow for limited disruption and change for the majority of employees and allow for upward mobility for business unit leadership and other corporate executives.  Although we are adamant that Shirley needs to step down as CEO we are not opposed to Shirley remaining on the board so long as Ancora’s representatives plus Tim Whelan and Stephen Bova represent a majority of the board’s directors.  We also note (and caution the board) that should the Company choose to engage in additional M&A activity (as a buyer) prior to the upcoming proxy notification window we will immediately commence a consent solicitation to replace the entire board.  With Edgewater trading at 0.60x Total Enterprise Value / LTM Revenues, and basically all of the Company’s recent acquisition activity coming at much higher multiples we strongly encourage the board to focus on higher return uses of capital, such as a sizeable share repurchase program.

If any Edgewater employees are concerned about the contents of this letter and our plans for the Company we encourage them to reach out to us on a confidential basis so that we may reassure our support for the Company’s producers.

Sincerely,

Fred DiSanto

Chief Executive Officer and Executive Chairman

Ancora Advisors LLC

CUSIP No. 280358102	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ancora Advisors, LLC

/s/ Frederick DiSanto Frederick DiSanto

Chairman and Chief Executive Officer

December 7, 2016